December 14, 2007

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:           Columbia Laboratories, Inc.
                 Form 10-K for Fiscal Year Ended December 31, 2006
                 File No. 1-10352

Dear Mr. Rosenberg:

This replies to the Staff’s comment letter dated December 3, 2007, to Columbia Laboratories, Inc., (hereinafter “Columbia,” “Company,” “we,” “us,” or “our”) commenting on our From 10-K for the year ended December 31, 2006. I have restated the Staff’s observation below, followed by our response.

        Operations, page 5

                        1.  We note that you contract manufacturing activities to third parties in the United Kingdom, Switzerland and Italy, and the risk factor on page 23 says that you “are dependent upon third-party developers and manufacturers, the loss of which could result in a loss of revenues.” If you are substantially dependent on any specific manufacturing agreements, please identify the manufacturer, the products that each manufactures, and discuss the material terms of those agreements. Also, file the agreements as exhibits to your Form 10-K. If you are not substantially dependent on any manufacturing agreements, provide us with an analysis supporting your determination.

We are dependent on three manufacturers for the products that we sell to marketing partners around the world and commercialize ourselves in the United States. We sell five vaginal gel products that are each manufactured by Fleet Laboratories Limited in the United Kingdom and filled into overwrapped single-use disposable applicators by Maropack, A.G., in Switzerland. Our single buccal product is manufactured for us by Mipharm S.p.A., in Italy. We will expand the discussion of these operations in our From 10-K for the year ending December 31, 2007, as presented below. In addition, we will file our agreements with Fleet Laboratories and Maropack as exhibits to our Form 10-K, for the year ending December 31, 2007. (Our agreement with Mipharm was previously filed as Exhibit 10.31 to our report on Form 10-Q for the quarter ended June 30, 2002.) While these additional disclosures will provide more clarity for investors going forward, we believe our prior disclosures about our dependence on contract manufacturing operations were adequate to inform investors about the possible impact on revenues of a loss of those operations.

Operations

Our sales and marketing organization operates solely in the United States, and is specifically focused on a select group of obstetricians, gynecologists, reproductive endocrinologists, general endocrinologists, urologists and primary care physicians.  We have entered into partnerships to commercialize our products outside of the United States and within certain markets in the United States, and seek to enter into additional partnerships to commercialize our products in new countries and with additional audiences in the United States that we do not currently address.
We are dependent on three manufacturers for the products that we sell to marketing partners around the world and commercialize ourselves in the United States. We sell five vaginal gel products that are each manufactured in bulk by Fleet Laboratories Limited, Watford Herts,
United Kingdom (“Fleet”) and filled into overwrapped single-use disposable applicators by Maropack AG, Zell, Switzerland (“Maropack”).
Our single buccal product is manufactured for us by Mipharm S.p.A., Milan, Italy (“Mipharm”).
Our wholly owned subsidiary, Columbia Laboratories (Bermuda) Ltd., entered into an agreement dated July 12, 1996, with Fleet to manufacture our progesterone vaginal gel products for delivery in bulk containers. Pursuant to the agreement Fleet built and operates a dedicated suite for the manufacture of hormone products, which was partially funded by Columbia. Fleet may pass on increases in the cost of materials on three months notice and increases in labor on the anniversaries of the agreement. The original term of the agreement was 10 years after which the agreement continues in effect and either party may terminate the agreement on twelve (12) months prior written notice.
Payments under the agreement are made in pounds sterling. Fleet also manufactures the Company’s non-progesterone vaginal gel products for delivery in bulk containers pursuant to individual purchase orders.
Our then wholly owned subsidiary, Columbia Laboratories (Ireland) Ltd., entered into an agreement dated October 28, 1993 (which agreement was later transferred to our wholly owned subsidiary, Columbia Laboratories (Bermuda) Ltd.), with Maropack to fill our bulk vaginal gel products into overwrapped single-use disposable applicators. The original term of the agreement was one (1) year with automatic one (1)
year renewals. Either party may terminate the agreement on six (6) months prior written notice before the end of any renewal term. Prices are renegotiated annually based on forecasted production volumes. Payments under the agreement are made in Swiss francs.
Our wholly owned subsidiary, Columbia Laboratories (Bermuda) Ltd., entered into an agreement dated May 7, 2002 with Mipharm to manufacture at least eighty-five percent (85%) of our requirements for our Striant® testosterone buccal product for sale in the United States,
Europe and Latin America. Pursuant to the agreement Mipharm built and operates a dedicated suite for the manufacture of hormone products, one-half of the cost of which was paid by us. The original term of the agreement is twelve (12) years with automatic three (3) year renewals.
Either party may terminate the agreement on twelve (12) months prior written notice before the end of any term. The price of the product may increase based on increases in labor costs in Italy or raw materials, but no greater than the percentage increase of the European Consumer Price Index. Payments under the agreement are made in Euros.

If you have further questions or the responses require further explanation, please do not hesitate to contact me at 973 486 8860.

Very truly yours,

/S/ James A. Meer
James A. Meer
Senior Vice President and Chief Financial Officer